FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of December 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

     S   A   M   E   X      M   I   N   I   N     C   O   R   P .

December 4, 2003

BC Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

ATTN:  Filings Officer

Dear Sirs:

RE:     BC  Form 45-103F4

Enclosed herewith for filing is a BC Form 45-103F4 for the distribution of 1,000,000 shares on November 28, 2003, your fee check list form, the Company’s cheque in the amount of $100.00 to cover your fees, and a copy of the TSX Venture Exchange approval letter dated November 28, 2003.

Yours truly,

SAMEX Mining Corp.

"Brenda McLean"

____________________

Brenda McLean

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange

      US Securities Commission – filed on EDGAR

BC FORM 45-103F4

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Issuer Information

1.

State the full name, address and telephone number of the issuer of the security distributed.

SAMEX Mining Corp.

ph:  (604) 870-9920

301 - 32920 Ventura Avenue

toll free:  800 828-1488

Abbotsford, BC  V2S 6J3

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3.

State the distribution date.  If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Distribution date:  November 28, 2003

4.

For each security distributed:

(a)  describe the type of security, and

(b)  state the total number of securities distributed.  If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

SAMEX has completed a private placement of 1,000,000 units, at a price of $1.00 per  unit

Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $1.05 per share at any time during the two year term of the warrant which expires November 28, 2005.  The 1,000,000 shares and 500,000 warrants were issued November 28, 2003 and are subject to a hold period until March 29, 2004.

5.

Provide details of the distribution by completing the attached schedule. Omitted on EDGAR filing.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Provide a total dollar value of all securities distributed in all jurisdictions.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each Jurisdiction Where Purchasers Reside	Price Per Security (Canadian $)	Total Dollar Value Raised From Purchasers In The Jurisdiction (Canadian $)
Liechtenstein	$1.00/unit	$1,000,000

Commissions and finder’s fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s).  When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution.  Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

n/a

Full Name and Address of Person Being Compensated	Compensation Paid (in Canadian $ and if, applicable, number and type of shares)	Exemption Relied on and Date of Distribution (if applicable)	Price Per Share (Canadian $)

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:  December 4, 2003

                 SAMEX Mining Corp.

     Name of Issuer or vendor (please print)

                Larry D. McLean, Vice President, Operations

                Print name and position of person signing

    "Larry D. McLean"

    Signature

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  December 5, 2003